Exhibit 99.1
MEREO BIOPHARMA GROUP PLC
Condensed Consolidated Statement of Comprehensive Income
(unaudited)

	Notes	Six months ended June 30, 2021 £’000	Six months ended June 30, 2020 £’000
Revenue	3	36,464	—
Cost of revenue		(18,137)	—
Research and development expenses		(9,858)	(8,479)
Administrative expenses		(8,673)	(8,212)

Operating loss		(204)	(16,691)

Finance income		1	39
Finance costs	4	(1,987)	(2,924)
Changes in the fair value of financial instruments	4	14,363	(94,704)
Loss on disposal of intangible assets		—	(11,302)
Net foreign exchange loss		(1,269)	(519)

Profit/(loss) before tax		10,904	(126,101)
Taxation		1,184	1,482

Profit/(loss) for the period, attributable to equity holders of the parent		12,088	(124,619)

Basic profit/(loss) per share for the period ( in £)	5	0.02	(1.05)

Diluted loss per share for the period (in £)	5	0.00	(1.05)

Fair value changes on investments held at fair value through OCI		—	3
Currency translation of foreign operations		(26)	1,324

Total comprehensive profit/(loss) for the period, attributable to equity holders of the parent		12,062	(123,292)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

MEREO BIOPHARMA GROUP PLC
Condensed Consolidated Balance Sheet
(unaudited)

	Notes	June 30, 2021 £’000	December 31, 2020 £’000
Assets
Non-current assets
Property, plant and equipment	6	2,390	1,573
Intangible assets	7	22,192	31,648

		24,582	33,221

Current assets
Prepayments		4,420	1,619
R&D tax credits		4,004	2,818
Other taxes receivable		788	804
Other receivables		1,030	1,016
Cash and short-term deposits		110,093	23,469

		120,335	29,726

Total assets		144,917	62,947

Equity and liabilities
Non-current liabilities
Provisions	9	392	1,216
Interest-bearing loans and borrowings		17,933	16,142
Other liabilities		78	62
Warrant liability	10	34,011	50,775
Lease liability		1,950	1,158

		54,364	69,353

Current liabilities
Trade and other payables		2,187	3,333
Accruals		4,206	4,178
Provisions	9	1,256	418
Lease liability		724	636
Other liabilities	3	1,499	—

		9,872	8,565

Total liabilities		64,236	77,918

Net assets/(liabilities)		80,681	(14,971)

Equity
Issued capital	8	1,634	1,017
Share premium	8	240,552	161,785
Other capital reserves	8	130,026	128,374
Other reserves		7,401	5,001
Employee Benefit Trust		(1,151)	(1,305)
Accumulated losses		(297,605)	(309,693)
Translation reserve		(176)	(150)

Total equity		80,681	(14,971)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

MEREO BIOPHARMA GROUP PLC
Condensed Consolidated Statement of Cash Flows
(unaudited)

	Notes	Six months ended June 30, 2021 £’000	Six months ended June 30, 2020 £’000
Operating activities
Profit/(loss) before tax		10,904	(126,101)
Adjustments to reconcile profit/(loss) before tax to net cash flows from operating activities:
– Depreciation and impairment of property, plant and equipment	6	260	1,018
– Share-based payment expense		1,760	911
– Net foreign exchange loss		1,269	519
– Increase in provisions and other liabilities		1,513	38
– Finance income		(1)	(39)
– Finance costs		1,915	2,813
– Loss on disposal of intangible assets		—	11,302
– Transaction costs relating to PIPE		—	1,349
– Gain on disposal of fixed assets		—	(53)
– Fair value remeasurement on warrants	10	(14,363)	94,704
– Disposal of intangible asset	7	9,457	—
Working capital adjustments:
– (Increase)/decrease in trade and other receivables		(1,675)	(553)
– Increase/(decrease) in trade and other payables		(1,137)	(3,329)
– Tax credits received		—	6,263

Net cash flows from/(used in) operating activities		9,902	(11,158)

Investing activities
Proceeds from sale of property, plant and equipment		—	59
Sale of intangible assets (net of transaction costs)		—	1,965
Acquisition of subsidiary		—	(354)
Interest earned		1	39

Net cash flows received from investing activities		1	1,709

Financing activities
Proceeds from issue of ordinary shares	8	78,532	20,136
Transaction costs on issue of shares		(234)	(1,307)
Proceeds from issue of convertible loan		—	44,375
Transaction costs issue of convertible loan		—	(3,598)
Capital repayment of bank loan		—	(8,011)
Interest paid on bank loan		—	(581)
Payment of lease liabilities		(290)	(1,461)

Net cash generated from financing activities		78,008	49,553

Net increase in cash and cash equivalents		87,911	40,104
Cash and cash equivalents at the beginning of the period		23,469	16,347
Effect of exchange rate changes on cash and cash equivalents		(1,287)	370

Cash and cash equivalents at the end of the period		110,093	56,821

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

MEREO BIOPHARMA GROUP PLC
Condensed Consolidated Statement of Changes in Equity
(unaudited)

	Issued capital £’000	Share premium £’000	Other capital reserves £’000	Other reserves £’000	Employee Benefit Trust £’000	Accumulated losses £’000	Translation reserve £’000	Total equity £’000
At December 31, 2020	1,017	161,785	128,374	5,001	(1,305)	(309,693)	(150)	(14,971)

Profit for the period	—	—	—	—	—	12,088	—	12,088
Other comprehensive income/(loss)	—	—	—	—	—	—	(26)	(26)
Share-based payments	—	—	1,760	—	—	—	—	1,760
Issuance of share capital, net	601	78,609	—	—	—	—	—	79,210
Exercise of share options	—	—	(108)	—	154	—	—	46
Conversion of warrants	16	158	—	2,400	—	—	—	2,574

At June 30, 2021	1,634	240,552	130,026	7,401	(1,151)	(297,605)	(176)	80,681

	Issued capital £’000	Share premium £’000	Other capital reserves £’000	Other reserves £’000	Employee Benefit Trust £’000	Accumulated losses £’000	Translation reserve £’000	Total equity £’000
At December 31, 2019	294	121,684	59,147	7,000	(1,305)	(146,065)	(499)	40,256

Loss for the period	—	—	—	—	—	(124,619)	—	(124,619)
Other comprehensive income	—	—	—	—	—	3	1,324	1,327
Share-based payments	—	—	911	—	—	—	—	911
Issuance of share capital, net	347	18,715	—	(2,125)	—	—	—	16,937
Issuance of share capital for conversion of loan notes	375	21,386	33,104	—	—	—	—	54,865
Issuance of share capital for conversion of loan notes and warrants	—	—	1,084	—	—	—	—	1,084
Reclassification of embedded derivative	—	—	33,481	—	—	—	—	33,481

At June 30, 2020	1,016	161,785	127,727	4,875	(1,305)	(270,681)	825	24,242

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

MEREO BIOPHARMA GROUP PLC
Notes to the Condensed Consolidated Financial Statements
(unaudited)
1. Corporate information
Mereo BioPharma Group plc (the “Company” or “Mereo”) is a clinical-stage, United Kingdom (“UK”) based biopharmaceutical company focused on oncology and rare diseases.
The Company is a public limited company incorporated and domiciled in the UK, and registered in England, with shares publicly traded on the Nasdaq Global Market via American Depositary Shares (“ADSs”) under the ticker symbol MREO. The Company’s registered office is located at Fourth Floor, 1 Cavendish Place, London, W1G 0QF, United Kingdom.
These financial statements are the unaudited condensed consolidated financial statements of Mereo BioPharma Group plc and its subsidiaries for the six months ended June 30, 2021. The principal activities of the Company are the development and commercialization of innovative therapeutic pharmaceutical products.
2. Significant accounting policies
Basis of preparation
The unaudited condensed consolidated financial statements for the six

month
period ended June 30, 2021 have been prepared in accordance with International Accounting Standards (IAS) 34,
Interim Financial Reporting
. These consolidated condensed financial statements do not include all information and disclosures required in the annual financial statements in accordance with International Financial Reporting Standards (IFRS), and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2020 filed with the SEC on March 31, 2021.
The financial information is presented in pound sterling (“£”), which is the presentational currency of the Company. The functional currencies of consolidated subsidiaries are pound sterling and US dollars (“$”). All amounts disclosed in the condensed consolidated financial statements and notes have been rounded to the nearest thousand, unless otherwise stated.
The financial information for the year ended December 31, 2020 has been extracted from the Company’s audited financial statements for that year, filed with the Securities and Exchange Commission (“SEC”) on March 31, 2021.
These condensed consolidated financial statements are unaudited and do not constitute statutory accounts of the Company as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for financial year ended December 31, 2020 has been delivered to the Registrar of Companies. The auditors reported on those accounts and their report was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.
Segmental information
The Company has one operating segment. The Chief Operating Decision Maker (“CODM”) is the Chief Executive Officer. The Company has a single portfolio of product candidates, with only direct research and development expenses monitored at a product candidate level. The CODM makes decisions over resource allocation at an overall portfolio level and the Company’s financing is managed and monitored on a consolidated basis.
Going Concern
The Company expects to incur significant operating losses for the foreseeable future as it continues its research and development efforts, seeks to obtain regulatory approval of its product candidates and pursues any future product candidates the Company may develop.
As a result of these anticipated expenditures, the Company will need additional financing to support its continuing operations. Until such time as the Company can generate significant revenue from product sales, or other commercialization revenues, if ever, in respect of its oncology or rare disease product candidates or through partnering and/or out-licensing
its product candidates, the Company will seek to finance its operations through a combination of public or private equity or debt financings or other sources.
The Company has adequate resources to meet its liabilities as they fall due for the foreseeable future and at least the subsequent 12 months. Therefore, the Company continues to adopt the going concern basis of accounting in preparing condensed consolidated financial statements for the six months ended June 30, 2021.
Summary of significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2020. Additional accounting policies relevant to the six months ended June 30, 2021 are disclosed below.
Revenue
The Company’s ordinary business activities are the development of product candidates to key clinical milestones and either strategically partnering them or further developing such product candidates through regulatory approval and potentially commercialization. The Company may enter into a range of different agreements with third parties, including: (i) licensing agreements where the global rights to a product candidate are licensed to a partner; and (ii) collaboration agreements where rights to a product candidate are licensed to a partner but the Company retains certain rights, for example to further develop or commercialize the product candidate in specified geographical territories. Under both licensing and collaboration agreements, rights to product candidates are provided to a partner typically in exchange for consideration in the form of upfront payments and/or development, regulatory, commercial or other similar milestones, and royalties on commercial sales, should regulatory approval be obtained for the product candidates.
Revenue includes income from licensing and collaboration agreements. Consideration received up front is recognized at the point in time in which the right to use an intangible asset is transferred and further payments received are recognized upon the achievement of specified development, regulatory, commercial or other similar milestones. For agreements with a right to access an intangible asset, revenue is recognized over time, typically on a straight-line basis over the life of the license or collaboration agreement. When there are other performance obligations in such agreements, the consideration is allocated using the residual approach and recognized when the performance obligations are satisfied.
Income from development, regulatory, commercial or similar milestones is recognized when considered highly probable that a significant reversal will not occur. Timing of the recognition of such milestones are considered to be a key judgment, as they are often dependent on third parties. In general, for milestones which are subject to the decisions of third parties (e.g. the acceptance or approval of a filing by a regulatory authority), the Company recognizes milestone income when the decision occurs.
We do not currently have any approved product candidates. Accordingly, we have not generated any commercial sales revenue during the period.
Intangible assets disposed of in a license or collaboration agreement are recorded within “Cost of revenue” in the Company’s consolidated statement of comprehensive income based on an allocation of cost or value to the rights that have been licensed. Payments to third parties arising as a direct consequence of the income recognized are also recorded within “Cost of revenue” in the Company’s consolidated statement of comprehensive income.

Significant accounting estimates and judgments
The preparation of these condensed consolidated financial statements requires the management of the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company bases its estimates and judgments on historical experience and on various other assumptions that it considers to be reasonable. Actual results may differ from these estimates under different assumptions or conditions.
The significant accounting estimates and judgments adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2020.
Judgment is required to determine the appropriate accounting policy for the license and collaboration agreement with Ultragenyx Pharmaceutical, Inc. (“Ultragenyx”). Management has determined that the upfront proceeds from the license and collaboration agreement represent proceeds from the Company’s ordinary business activities and, therefore, represent revenue within the scope of IFRS 15, Revenue from Contracts with Customers. Judgment is also required to determine the portion of the carrying amount of the intangible asset to derecognize, relative to the value retained, as a result of the license and collaboration agreement with Ultragenyx.
3. Revenue
The Company recognized upfront proceeds of
£36.5

million ($50.0
million) from the license and collaboration agreement with Ultragenyx for setrusumab as revenue in the six month period ended June 30, 2021. The variable consideration relating to future milestones and sales royalties will be recognized in the statement of comprehensive income when the milestones are achieved or the underlying commercial sales are made, in the event regulatory approval is achieved.
As a consequence of the license and collaboration agreement with Ultragenyx and in accordance with terms of the 2015 asset purchase with Novartis, the Company made a payment to Novartis of
 £7.2 million ($10.0 million). The payment included a deduction for costs of £2.4 million which has been deferred and will be recognized in the statement of comprehensive income when the associated costs are incurred. In the six month period ended June 30, 2021, £0.9 million of these deductions were recognized within “Cost of revenue” in the statement of comprehensive income. As of June 30, 2021 the remaining balance to be recognized of
 £1.5
million is included within “Other liabilities” in the condensed consolidated balance sheet.
4. Finance costs and changes in the fair value of financial instruments
Finance costs

	Six months to June 30, 2021 £’000	Six months to June 30, 2020 £’000
Interest on convertible loan	(1,792)	(606)
Interest on bank loan	—	(581)
Interest on lease liabilities	(105)	(873)
Accreted interest on bank loan	—	(753)
Discounting of provision for deferred cash consideration	(72)	(111)
Other	(18)	—

Total finance costs	(1,987)	(2,924)

Changes in the fair value of financial instruments

	Six months to June 30, 2021 £’000	Six months to June 30, 2020 £’000
Changes in the fair value of warrants – placement	14,301	(31,493)
Changes in the fair value of warrants – bank loan	62	(53)
Changes in the fair value of embedded derivative	—	(63,158)

Total changes in fair value of financial instruments	14,363	(94,704)

5. Earnings per share
For the six months ended June 30, 2021, basic profit per share of £0.02 is calculated by dividing the profit attributable for the period to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period of 494.6 million. Diluted profit per share of £0.00 is based on dividing the profit attributable for the period by 542.9 million ordinary share equivalents, which includes the weighted average number of ordinary shares outstanding and the effect of 48.3 million dilutive ordinary share equivalents.
For the six months ended June 30, 2020, basic and diluted loss per share of £1.05 is calculated by dividing the profit attributable for the period to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period of 117.8 million. The potential shares issued through equity settled transactions were considered to be anti-dilutive as they would have decreased the loss per share and were therefore excluded from the calculation of diluted loss per share. Therefore, the weighted average shares outstanding used to calculate both the basic and diluted per share was the same.
6. Property, plant and equipment

	Right-of-use asset (buildings)	Right-of-use asset (equipment)	Leasehold improvements	Office equipment	IT equipment	Total

	£’000	£’000	£’000	£’000	£’000	£’000
Cost or valuation
At January 1, 2021	1,848	1,169	164	71	132	3,384
Additions	923	—	—	—	31	954
Lease modification	134	29	—	—	—	163
Disposals	—	(861)	—	—	—	(861)
Currency translation effects	(5)	(35)	—	—	—	(40)
At June 30, 2021	2,900	302	164	71	163	3,600

Depreciation and impairment
At January 1, 2021	(531)	(1,023)	(85)	(65)	(107)	(1,811)
Disposals	—	861	—	—	—	861
Depreciation for the year	(199)	(37)	(8)	(4)	(12)	(260)
At June 30, 2021	(730)	(199)	(93)	(69)	(119)	(1,210)
Net book value At January 1, 2021	1,318	146	79	6	25	1,573

At June 30, 2021	2,170	103	71	2	44	2,390

In June 2021, the Company entered into a new lease agreement for additional office space in London, UK. The Company also extended the lease term of the existing office space, which resulted in the modification of the right-of-use asset. In relation to the leasehold improvements of the office space, the Company had commitments of
£0.5 million as
o
f
 June 30, 2021.
7. Intangible assets

Acquired development programs £’000
Cost
At January 1, 2021	33,005
Disposal	(9,456)
At June 30, 2021	23,549

Accumulated revision to estimated value
At January 1, 2021 and June 30, 2021	(1,357)

Net book value
At January 1, 2021	31,648

At June 30, 2021	22,192

On January 25, 2021, the Company’s
l
icense and
c
ollaboration agreement with Ultragenyx for the development and commercialization of setrusumab for OI became effective. Under the terms of the agreement, the Company received an upfront payment of £36.5 million ($50 million). Additionally, the Company will be eligible to receive up to $254 million in future milestones and royalties. The
l
icense and
c
ollaboration
a
greement grants Ultragenyx an exclusive license to develop and commercialize setrusumab in the US and rest of the world, excluding Europe where the Company retains commercial rights. As a result, intangible assets with a carrying value of £9.5 million was derecognized and recorded within “Cost of revenue” in the Company’s condensed consolidated statement of comprehensive income.
The present value of the provision for deferred cash consideration relating to the agreement with AstraZeneca was reviewed at June 30, 2021 (see Note 9). There were no changes in the period due to changes in timelines or probability of contractual milestones being achieved (2020: £67,000) to recognize as a reduction of the intangible asset in line with our accounting policies.
During the period the Company did not revise the value of any other intangible assets (2020: £nil). As the intangible assets remain under development, no amortization charge has been recognized (2020: £nil).

8. Issued capital and reserves

	Number of ordinary shares	Ordinary share capital £’000	Share premium £’000
At January 1, 2021	338,953,141	1,017	161,785

Issued during the period	205,557,122	617	79,001
Transaction costs for issued share capital	—	—	(234)

At June 30, 2021	544,510,263	1,634	240,552

At January 1, 2020	97,959,622	294	121,684

Issued during the period	240,754,340	722	41,408
Transaction costs for issued share capital	—	—	(1,307)

At June 30, 2020	338,713,962	1,016	161,785

Since January 1, 2021, the following alterations to the Company’s share capital have been made:

i)
On February 12, 2021, the Company issued and allotted 198,375,000 ordinary shares of £0.003 in nominal value in the capital of the Company at a price of £0.395 per share, equivalent to 39,675,000 ADS at a price of $2.726 per ADS, which resulted in proceeds of £78,358,125. Transaction costs incurred for the issuance of share capital was £0.2 million.

ii)
During the six months ended June 30, 2021, 14,954,491 warrants (equivalent to 2,990,898 ADSs) were exercised. These transactions were completed by way of a cashless exercise resulting in 4,621,147 ordinary shares (924,229 ADSs) being issued at the aggregate nominal value of the ordinary shares underlying the ADSs issued, in place of the exercise price of £0.348 per ordinary share. A further 460,135 warrants were also exercised on a cash basis at the exercise price of £0.348, which resulted in aggregate proceeds of £160,127.

iii)	On May 4, 2021 the Company issued and allotted 2,100,840 ordinary shares of £0.003 in nominal value in the capital of the Company at a price of £0.517 per share to Cancer Focus Fund.
Other capital reserves

	Share- based payments £’000	Equity component of convertible loan £’000	Other warrants issued £’000	Merger reserve £’000	Other reserve £’000	Total £’000
At January 1, 2021	19,843	34,565	44	40,818	33,104	128,374

Share-based payments expense during the period	1,760	—	—	—	—	1,760
Share option exercise	(108)	—	—	—	—	(108)

At June 30, 2021	21,495	34,565	44	40,818	33,104	130,026

At January 1, 2020	18,285	—	44	40,818	—	59,147

Share-based payments expense during the period	1,061	—	—	—	—	1,061
Shares issued	(150)	—	—	—	—	(150)
Equity component of the Novartis convertible loan instrument and warrants	—	1,084	—	—	—	1,084
Conversion of the Loan Notes following the Resolutions passing on 30 June 2020	—	—	—	—	33,104	33,104
Reclassification of the remaining embedded derivative following the Resolutions passing on 30 June 2020	—	33,481	—	—	—	33,481

At June 30, 2020	19,196	34,565	44	40,818	33,104	127,727

Share-based payments
The Company has a share option scheme under which options to subscribe for the Company’s shares have been granted to certain executives, non-executive
directors (“NEDs”) and employees. The share-based payment reserve is used to recognize (i) the value of equity settled share-based payments provided to employees, including key management personnel, as part of their remuneration and (ii) deferred equity consideration.
The total charge for the six months to June 30, 2021 in respect of all share option schemes was £1.8 million (June 30, 2020: £0.9 million).

During the six

months ended June 30, 2021, the Company granted 2,378,060 market value options over ADS under the Mereo 2019 Equity Incentive Plan to certain executives and other employees. The weighted average fair value of options granted was £1.84. The weighted average exercise price is $2.88. During the same period, the Company granted 296,000 market value options over ADS under the Mereo 2019 NED Equity Incentive Plan to certain non-executive
 directors
.
The weighted average fair value of options granted was £1.80.
The weighted average
exercise price is $2.81.

Options over ADSs issued during the six months ended June 30, 2021 were valued using the Black-Scholes model with the following weighted average inputs: expected volatility of 98%; risk free interest rate of 1%; expected life of 10 years; and market price per ADS of $2.87.
9. Provisions

	June 30, 2021 £’000	December 31, 2020 £’000
Social security contributions on share options	51	109
Provision for deferred cash consideration	1,597	1,525

Total	1,648	1,634

Current	1,256	418
Non-current	392	1,216

The provision for social security contributions on share options is calculated based on the number of options outstanding at the reporting date that are expected to be exercised. The provision is based on the estimated gain arising on exercise of the share options, using the best estimate of the market price at the balance sheet date.
The deferred cash consideration is the estimate of the quantifiable but not certain future cash payment obligations due to AstraZeneca for the acquisition of certain assets. This liability is calculated as the risk adjusted net present value of future cash payments to be made by the Company. The payments are dependent on reaching certain milestones based on the commencement and outcome of clinical trials. The likelihood of achieving such milestones is reviewed at the balance sheet date and increased or decreased as appropriate (see Note 7).
10. Warrant liability

	Six months to June 30, 2021 £’000	Year ended December 31, 2020 £’000
Opening balance	50,775	131
Warrants issued	—	4,080
Warrants exercised	(2,400)	(127)
Fair value changes during the period	(14,364)	46,691

Closing balance	34,011	50,775

The change in fair value of the warrant liability represents an unrealized gain for the six months ended June 30, 2021 and an unrealized loss for the six months ended June 30, 2020.
Warrants - private placement
As a part of the private placement transaction on June 3, 2020, the participating investors received conditional warrants entitling them to subscribe for an aggregate of 161,048,366 ordinary shares in the Company. The warrants were conditional on certain resolutions being passed at the Company’s general meeting on June 30, 2020. On the passing of the resolutions, the warrants entitled the investors to subscribe for ordinary shares at an exercise price of £0.348 per warrant and are exercisable until June 2023. The warrants are classified as liabilities as the Company does not have an unconditional right to avoid redeeming the instruments for cash. The fair value of the warrant liability was £33.2 million as of June 30, 2021 (£49.9 million as of December 31, 2020). The change in the fair value of £14.4 million was recognized as a gain in the consolidated statement of comprehensive income. In the six months ended June 30, 2021, 15,414,626 warrants were exercised.
Warrants - bank loan
Pursuant to the terms of its loan facility, the Company issued warrants to its two former lenders constituted by Warrant Instruments dated August 21, 2017 and October 1, 2018 (the “Warrant Instruments”). The terms of the Warrant Instruments allow for a cashless exercise and provide for ‘adjustment’ of the warrants in the event that the Company takes certain corporate actions, including issuing further equity securities or effecting a consolidation or subdivision of its shares, among others.
There have been several adjustments to the Warrants Instruments to date to address issuances of ordinary shares by the Company, and in each case additional warrants were issued, resulting in each of the former lenders holding 621,954 warrants
,
with each warrant being exercisable at a subscription price of £2.95.
Subsequently, on December 15, 2020, the Company prepaid all amounts due and owing to the former lenders and also issued further warrants giving each of the former lenders the right to subscribe for an additional 621,954 ordinary shares at a price of $0.4144 per ordinary share (the “2020 Warrants”).
As of June 30, 2021, the former lenders have warrants outstanding to purchase a total of 1,243,908 ordinary shares at an exercise price of £2.95 per share for the Warrant Instruments and a total of 1,243,908 ordinary shares at an exercise price of $0.4144 per share for the 2020 Warrants.

At June 30, 2021 the fair value of the warrants was £0.8 million. There were no warrants exercised as at June 30, 2021.
Total outstanding warrants
At June 30, 2021, a total of 147,431,351 warrants are outstanding. The warrants outstanding are equivalent to 27% of the ordinary share capital of the Company.
The following table lists the weighted average inputs to the models used for the fair value of warrants:

	Six months to June 30, 2021	Year ended December 31, 2020
Expected volatility (%)	79	84-85
Risk-free interest rate (%)	0.19	0.25-(0.05)
Expected life of share options (years)	2	3
Market price of ADS($)	$3.17	$3.58
Model used	Black-Scholes	Black-Scholes

Volatility was estimated by reference to the one year historical volatility of the historical share price of the company.
11. Financial instruments fair value disclosures
The Company held the following financial instruments at fair value at June 30, 2021. There are no non-recurring
fair value measurements.

Financial liabilities measured at fair value	Fair value measurements using significant unobservable inputs (Level 1) £’000	Fair value measurements using significant unobservable inputs (Level 2) £’000	Fair value measurements using significant unobservable inputs (Level 3) £’000
Warrant liabilities (note 10)	—	783	33,228
Deferred consideration	—	—	1,597

Total	—	783	34,825

There were no transfers between Level 1 and Level 2 during 2021.
The management of the Company assessed that the fair values of cash and short-term deposits, other receivables, trade payables, and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.
The movements for level 3 instruments during the period are detailed in the table below:

	Provision for deferred consideration £’000	Warrant £’000
At January 1, 2021	1,525	49,930
Settled during the period	—	(2,400)
Movement during the period	72	(14,302)

At June 30, 2021	1,597	33,228

The
warrant
liability is estimated using a Black Scholes model, taking into account appropriate amendments to inputs in respect of volatility, remaining expected life of the warrants and rates of interest at each reporting date.
The fair value of the provision for deferred cash consideration is estimated by discounting future cash flows using rates currently available for debt on similar terms and credit risk. In addition to being sensitive to a reasonably possible change in the forecast cash flows or the discount rate, the fair value of the deferred cash consideration is also sensitive to a reasonably possible change in the probability of reaching certain milestones. The valuation requires management to use unobservable inputs in the model, of which the significant unobservable inputs are disclosed in the tables below. Management regularly assesses a range of reasonably possible alternatives for those significant unobservable inputs and determines their impact on the total fair value.

	Valuation technique	Significant unobservable inputs	Input range	Sensitivity of the input to fair value
Provision for deferred cash consideration	DCF	WACC	2021: 12.0%	1% increase/decrease would result in a decrease/increase in fair value by £18,000.
		WACC	2020: 12.0%	1% increase/decrease would result in a decrease/increase in fair value by £25,000.
		Probability of success	2021: 13.8%–95%	10% increase/decrease would result in an increase/decrease in fair value by £0.5 million.
		Probability of success	2020: 13.8%–95%	10% increase/decrease would result in a increase/decrease in fair value by £0.4 million.
Warrant Liability related to the PIPE	Black- Scholes model	Expected volatility	2021: 79.0% 2020: 85.1%	Volatility was estimated by reference to the one year (2020: six month) historical volatility of the historical share price of the
C
ompany. If the volatility is decreased to 72.5% (six month volatility), the carrying value of the warrants as of June 30, 2021 would decrease by
£1.7

million.
12. Related party disclosures
Transactions between the parent and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.
Employee benefit trust
In 2016 the Company set up an Employee Benefit Trust (“EBT”). The EBT holds ADS’s to satisfy the exercise of options by employees under the Company’s share-based incentive schemes.
No funding was loaned to the EBT by the Company during the period to June 30, 2021 (June 30, 2020: nil). The EBT repaid £45,493 of the funding previously loaned by the Company during the period ended June 30, 2021.
The EBT did not purchase any ordinary shares during the period to June 30, 2021 (2020: 7 ordinary shares). 145,830 ordinary shares owned by the EBT were used to satisfy exercise of options by employees under the Company’s share-based incentive schemes during the period.
As at June 30, 2021 a cash balance of £17,866 was held by the EBT. As at December 31, 2020 a cash balance of £21,525 was held by the EBT.